Exhibit 99.3
ANNUAL GENERAL MEETING 2009
CHAIRMAN’S ADDRESS
20 November 2009
Ladies and Gentlemen,
Before we start today, you may have seen this morning that shares in Sims Metal Management have been placed in a trading halt and the Company has announced an equity raising.
We have copies of the equity raising announcement here, which contains relevant information in relation to this offering, and Dan Dienst will comment a little further on it in his speech shortly. I would note that there is a Share Purchase Plan included, which will allow you to participate in the offering and I would encourage you all to read the documentation when it is send to you.
The 2009 financial year was one of the most difficult in the history of your Company. We, along with many other commodity-based companies, were affected by the global financial crisis. However, the scrap business has always been cyclical and your Company has demonstrated the discipline and experience necessary to handle such difficult periods.
The Company achieved sales revenue of $8.6 billion, up 13% on the previous financial year. With the inclusion of a non-cash goodwill impairment charge of $191 million, the Company incurred a net loss after tax of $150 million. Net income before the non-cash goodwill impairment charge was a positive $41 million. The Company shipped a total of 13.2 million tonnes of material during the financial year. One positive metric was Cash Flow from Operations, which came in at $554 million; more than double that of the previous financial year.
The directors declared a final dividend of 10 cents per share (100% franked), providing shareholders with a total dividend for the fiscal year of 38 cents per share, which represented a payout ratio of more than 100 percent of net profit before non-cash impairment charges related to goodwill.
While fiscal 2009 was a difficult year, shareholders should not lose sight of the fact that, over the last several years, Sims has been one of the best performing stocks on the Australian Securities Exchange. At last year’s AGM, our stock price was A$11.50, while as of close of business yesterday it was over A$22.00. While not yet reaching an all-time high, the stock has had an impressive rebound.
You can take great comfort from the fact that the Company’s strategy, and management’s execution of that strategy, has positioned your Company well to take advantage of the opportunities that will doubtless present themselves as markets inevitably recover.
Recycling is known to be one of the best and most effective means of reducing energy consumption and carbon emissions, while preserving scarce natural resources, saving water, and reducing pollution and our dependence on landfills. Sustainability remains a key element of Sims Metal Management’s day-to-day activities. Your Company remains focussed on improving the life cycle of natural resources through recycling, both through its core metal recycling businesses and through Sims Recycling Solutions, a division which is well-positioned to meet the increasing demand for the sustainable recovery and recycling of electronic goods and equipment. Here in Australia, state and federal environment ministers have committed to start recycling electronic goods and equipment. We are well-positioned and ready to serve these new market opportunities.
Management worked very hard during the year, particularly in three areas I would like to touch upon.
The first is the very important area of safety. Following several years of disappointing performance, the Company engaged Du Pont Safety Resources to undertake an extensive health and safety review of our metal recycling operations in Europe and North America, and our electronic recycling operations globally. Du Pont’s recommendations began to be implemented during fiscal 2009. If our Company is to be truly world class, then we must ensure that our health and safety culture, and practices, are also world class. I am very pleased to report that under the guiding hand of Board member Chris Renwick, a very experienced mining industry executive and Chairman of our Safety, Health, Environment and Community Committee, and with the active and enthusiastic support of our Group CEO, Dan Dienst and all of his management team, we are making great strides toward becoming a global safety leader.
Second, management successfully completed the integration of the former Sims Group Limited and Metal Management, Inc., and the transition of key operational responsibilities to North America. This was no easy task and yet it was completed seamlessly and ahead of schedule thanks to the remarkable efforts of our employees. As was our plan, Dan Dienst led the integration effort and, upon its successful completion, assumed full global responsibilities for the whole of the Sims Metal Management Group. Our former CEO, Jeremy Sutcliffe, provided valuable support and continuity during the integration efforts and then retired from the Company and stepped down as a director. I would like to take this opportunity to acknowledge the many contributions that Jeremy made to our company during his 20-year career. Over the past several years, Sims Metal Management has become a truly global Company.

Third, as one of the outcomes of the merger with Metal Management, your Company was listed on the New York Stock Exchange and, as a result, was required to comply with all U.S. security regulations including the Sarbanes-Oxley Act of 2002, or SOX, as it is called in the United States. The SOX regulations established new rules and enhanced standards for all existing publicly listed companies, their boards and management. The regulations cover issues such as auditor independence, corporate governance, whistleblower protection, internal control assessment, and the requirement for stringent control over financial reporting. The employees of the Company worked hard to document and enhance our controls and systems to be in full compliance with all U.S regulations as of the end of fiscal 2009. Our management team and employees are to be commended for attaining this goal within the required time period. We are very mindful of the high standards of corporate governance required of our Company, both here in Australia, and in the United States.
I would now like to say a few words about matters for consideration a little later in this meeting, namely the proposed election of three new Non-Executive Directors. In anticipation of Board changes planned at the time of the Metal Management merger, the Company’s Nomination Committee undertook a search during the year for several new Non-Executive Director candidates. The requirements that the Board established for new Directors included “steel and/or scrap industry experience”, commodity knowledge, independent mindedness, ability to meet the demanding time requirements of the Board and a commitment to serve the interests of all shareholders.
As you will have gathered from the Notice for this meeting, and by their presence here today, I am delighted that we have three excellent candidates who are standing for election today. While they each will speak to their qualifications later in this meeting, I wish to offer my perspective on these candidates.
I have had the great pleasure of serving with Geoff Brunsdon on the Sims Group Board. To accommodate several former Metal Management directors joining the Board as a result of the merger, Geoff agreed to step down in 2007. He served as a director of Sims Group for 8 years from 1999 until 2007. Geoff is an experienced, talented and independent-minded executive. He would be a very welcome addition to our Board.
Our second nominee, Jim Thompson, has an impressive background in the steel industry and has Australian experience, serving as Chairman of North Star / BlueScope Steel, a joint venture company. In my dealings with Jim I have found him to be energetic, self-confidant and independent in his views.
The third Non-Executive Director standing for election today is Paul Sukagawa, who has been nominated by the Mitsui Group as its nominee to replace Mike Iwanaga, who will be retiring from the Board. Paul has held various positions within Mitsui since 1973, including President & Managing Director of Mitsui Iron Ore Development from 2004 to 2007. Paul comes highly regarded from his colleagues at Mitsui and I am confident that he will be a significant contributor on the Board.
Before we move to the Group Chief Executive Officer’s address and the formal business of today’s meeting, I would like to take this opportunity to acknowledge the many contributions made by two directors that are retiring from the Board at the conclusion of this meeting; Paul Mazoudier and Mike Iwanaga.
Paul first joined the Company in 1974 as corporate lawyer and went on to become an Executive Director of Sims Consolidated until 1979. He was appointed as a Board member of Simsmetal Limited when it was first listed on the ASX in 1991. He has served as our Chairman for more than ten years, from 1999 to 2009, and has been a valued member of our Safety, Remuneration and Audit Committees. Paul has been an integral part of our Company’s growth and success since we first established our presence internationally, under former CEO John Crabb, then guiding the Company, alongside CEO Jeremy Sutcliffe, through a number of key acquisitions, and finally overseeing the merger and integration of the Sims and Metal Management companies along with CEO Dan Dienst to create the world’s largest listed metal recycling Company. In all that time, Paul has been a steadying influence on the Board and has exhibited true wisdom, valued counsel, and genuine courage. On behalf of the Board and, I’m sure, all shareholders, I would like to thank Paul for his many significant contributions, and wish him well in his retirement.
I would also like to take this opportunity to thank Mike Iwanaga for his many positive and valued contributions to the company. Mike joined the Board as the nominee of Mitsui in June 2007. He helped build a positive and trusting relationship with our largest shareholder. I have come to appreciate and value Mike’s steady and low-key style. On the behalf of the Board and shareholders I want to thank Mike and wish him well in his retirement.
Finally, I would like to thank all of the Company’s employees for their tremendous efforts through a very difficult and challenging year.
I now ask Mr Daniel Dienst, your Group Chief Executive Officer, to address you.

ANNUAL GENERAL MEETING 2009
GROUP CHIEF EXECUTIVE OFFICER’S ADDRESS
20 November 2009
Thank You Mr Chairman and Good Morning Everyone,
Thank you for attending today. It’s truly an honour to be here this morning, for my second Annual General Meeting as the Group Chief Executive Officer of Sims Metal Management.
I also want to extend a warm welcome to all of our employee shareholders in attendance today. Your talent, hard work and dedication to working safely are the cornerstone of our Company and the true drivers of value creation for all of our Company’s stakeholders. I especially want to thank you for all that you’ve done over the past year to respond to the challenging markets; thanks to your commitment, we believe we have safely navigated through the worst of the global financial crisis. You define the word “leadership”.
As the Chairman has already taken us through the financial highlights of our 2009 fiscal year, I’d like to take a moment to offer some perspective on the challenges we faced and our accomplishments since we gathered in this very room one year ago.
Our Company has gone through several defining and high profile mergers over the past few years, most notably first with the recycling operations of Hugo Neu Corporation, and then of course with Metal Management.
For many years our corporate mantra was “Building the world’s greatest recycling company...” We have come to believe that while this is still a relevant strategic aspiration, we were not so sure that it captured or embodied the essence or “DNA” of what Sims Metal Management stands for. Nor was it a powerful and simple enough statement that could act as a catalyst for unification and leadership.
So when we entered the 2009 fiscal year, we wanted a brief mission statement that would embody the core values and aggressive posture that define Sims Metal Management, the world’s largest publicly traded metal and electronics recycler.
“Right. Now.” became a quick way for us to refer to our unending commitment to creating value for all of our stakeholders in a manner consistent with the principles of our company. “RIGHT” — referring to our commitment to doing things the right way in every aspect of our business, and “NOW” — doing so with a sense of urgency. “NOW”, not tomorrow.
Please allow me a moment or two to illustrate what, for Sims Metal Management, we mean by “RIGHT”. First and foremost, and as the Chairman noted a few minutes ago, we have an unwavering commitment to the safety and well—being of our employees. It is my solemn duty to make sure that all of our employees, each and every one of them, return to their families at the end of each day in the same healthy condition in which they arrived for the start of their shifts.
It cannot be emphasised enough, that our top priority, year in and year out as we grow and as we move forward, is now, and will forever be, the safety of our employees, contractors and visitors to our facilities. While we believe we are already the safest company in the metal recycling industry, we will not stop until we stand shoulder to shoulder with the safest manufacturing companies in the world. Our commitment to an accident—free workplace embodies both the “RIGHT” and the “NOW” of our mantra. A lot is written and analysed about our financial results, our acquisitions, and market conditions but let this be lost on no one: THE SAFETY AND WELL—BEING OF OUR SIMS METAL MANAGEMENT FAMILY MEMBERS IS OUR MOST URGENT PRIORITY. Indeed, I’m happy to report, this renewed focus made fiscal 2009 the safest in our Company’s history.
Another area where doing things the “RIGHT” way and with a sense of urgency is the Company’s commitment to environmental responsibility.
The Company, as a true recycler, remains as committed as ever to environmental stewardship and the preservation of natural resources. As such, sustainability is an important and continuing focus of ours.
We are committed to the environment and sustainability, not just to helping the environment by recycling — but to taking that mission a step further. We are making our operations even greener. We strive to be a great neighbor in the communities in which we operate, and we are working hard to save fuel and electricity whenever possible. As with safety, this commitment to the environment not only has noble societal benefits, but operational and financial benefits too. Ultimately, being a green company makes our facilities and operations even more cost effective.
Use of the recycled materials sold by Sims Metal Management during fiscal 2009 saved more than 45 gigajoules of energy as compared to the use of the same amount of virgin material. Our operations also reduced carbon emissions, pollution and energy consumption. By providing ferrous scrap metal to the steel industry, which is used instead of virgin iron ore, more than 13.5 million tonnes of CO2 emission was avoided.
In recognition of our dedication to sustainability, we were honored earlier this year at the Davos World Economic Forum as one of the top 100 most sustainable corporations in the world. The Global 100 Most Sustainable Corporations project was launched in 2005 to identify companies that consistently demonstrate superior positioning and performance in environmental, social and governance issues relative to their industry peers. While we’re very pleased with this honor, we will not rest on our laurels and will continue to exemplify environmental and corporate social responsibility.
For those shareholders who have been on the register for a while, you have heard us speak time and time again about our fiscal prudence and our continuing commitment to maintaining a strong capital structure and aggressively defending our balance sheet. We believe that the economic downturn has demonstrated the soundness of our conservative behaviour. Fiscal conservativeness is another core DNA strand of Sims Metal Management.
Fiscal prudence manifests itself in many ways at Sims Metal Management. It starts with the basic premise that our shareholders’ capital is precious.
•	We keep a keen focus on expenses

•	We attempt to align our cost base to reflect the realities of the world which, in the face of a financial crisis not seen in our lifetime, forced us to make some very difficult decisions regarding headcount and staffing

•	We attempt to turn our inventories as quickly as market conditions will permit to mitigate volatility

•	We engage in rigorous analyses when it comes to investments of capital be it for external growth or operational efficiencies and expect high returns on our invested capital
This conservative financial posture is, in our minds, the “RIGHT” way for a growing company in an inherently volatile industry to behave.
Indeed, as the global financial crisis set upon us and raged as we stood before you a year ago, liquidity and financial flexibility became the world’s most precious commodity.
The financial discipline and conservative business practices that we had in place heading into the global financial crisis allowed us to fare far better than most. We are well-positioned to participate in, and lead, the metal market recovery. This is illustrated by our opportunistic deployment of capital for long-term growth. Notably, we completed a number of transactions in fiscal 2009, including the acquisitions of:

•	C Herring & Son Limited, in the North East of the U.K: a ferrous metal processor and Authorized Treatment Facility for end-of-life vehicles;

•	All Metal Recovery Limited, a leading metals recycler based in Birmingham, UK;

•	Global Investment Recovery, Inc., a leading U.S. e-scrap recycler and asset recovery specialist based in Tampa, Florida; and

•	Weinert Recycling, a ferrous and non ferrous scrap metal recycler with operations in New York.
More recently, on the back of this conservative fiscal policy, we completed the acquisitions of Fairless Iron and Metal, Technorecycle and the buyout of our partner at the dock facility in Albany, NY — enhancing our leadership position on the Eastern seaboard of the United States and product offerings for our Sims Recycling Solutions business.
While it has been a particularly unpleasant time for all of us assembled here this morning, never has the old saying “from chaos comes opportunity” rang more true. Nevertheless, opportunity would not be possible without fiscal prudence.
Fiscal prudence has also enabled Sims Metal Management to continue to invest in its operations in both the traditional metal recycling and Sims Recycling Solutions businesses. In these challenging times, prior fiscal prudence has enabled our Company to continue to deploy capital to both maintaining the existing asset base and enhancing our competitive position through cutting edge technology. These investments will further bolster the Company’s competitive position “NOW” and into the future.
Since 2005, Sims Metal Management has successfully acquired and integrated 24 businesses and has successfully implemented leading and highly accretive technology via capital expenditures.
Against the backdrop of our conservative financial profile, a desire to continue to invest in these high returning capital projects, and ensuring financial flexibility to continue our acquisition growth strategy, this morning Sims Metal Management announced an equity raising of circa A$400 million to fund these strategies. A press release with more detail was lodged with the ASX a few hours ago, and copies of that release are available in the foyer.
Apart from the core attributes that I spoke to earlier with respect to Safety and the Environment, Sims Metal Management really has just a few, but important, core competencies. We are good at buying recyclable materials, processing them, and selling them to consumers all over the world. Over the past few years we earnestly believe that we have also developed the core competencies of acquiring (and integrating) complementary businesses and deploying capital at high returns in the form of efficiency and technology investments. Again, this capital raising will enable us to continue to execute on our long—term plan to build the world’s greatest recycling company... RIGHT. NOW.
Before wrapping up my comments this morning, some of you may be looking for a market or trading outlook.
On 30 October 2009, the Company released its Q1 results, containing the following commentary in relation to Markets & Outlook:
“Global trading conditions have improved through our first fiscal quarter for both ferrous and non-ferrous commodities. At this early part of the second fiscal quarter, ferrous markets have weakened while non-ferrous markets remain firm. As the economies around the world find their footing, the Company expects volatility and a continued challenging operating environment in its second fiscal quarter, which is traditionally slower due to the Northern Hemisphere winter and the holiday periods”
Although ferrous markets have shown signs of recent firming since the Company’s 30 October 2009 commentary above, the Company continues to expect volatility and a challenging operating environment in its second fiscal quarter, which is traditionally slower due to the Northern Hemisphere winter and the holiday periods. There has been no material change in markets or the operating performance of the business that would require an update to the 30 October 2009 commentary.
As the year progresses, I am confident that our 5,500 employees will once again prove that our Company’s core values — safety, respect, integrity, teamwork, and an entrepreneurial spirit — coupled with our financial flexibility — will allow Sims Metal Management to rise and meet any challenges that come our way.
Finally, I echo the Chairman’s comments regarding the significant contributions of my predecessor Jeremy Sutcliffe, who stepped down in August. I also want to acknowledge and thank former Executive Director Ross Cunningham, and our former Chairman Paul Mazoudier. It would take more than one speech at this AGM to sum up the lasting impact they have had on this Company. Their collective efforts have made Sims Metal Management the global recycling leader it is today. We thank them for all that they have done for our Company.
Thank you, Mr Chairman for the opportunity to address our shareholders this morning.